AMENDED AND RESTATED OPERATING AGREEMENT OF

KINDRED SPIRITS NASHVILLE, LLC

This Amended and Restated Operating Agreement (this "Agreement") is made as of February 2, 2020, by Kindred Spirits Nashville, LLC ("Company") and Joshua Ellis, and each person that hereafter becomes a Member by becoming a party to this Agreement upon unanimous written approval thereof by all then-current Members (each a "Member," and collectively, the "Members"), with reference to the following facts.

A. The Articles of Organization (the "Articles of Organization") for Company, a limited liability company under the laws of the State of Tennessee, were filed on September 2, 2015, with the Tennessee Secretary of State.

B. WHEREAS, the Company was initially formed with two (2) Members at the time of initial filing of the Articles of Organization, but whereas Joshua Ellis is currently at the time of this Agreement the sole Member of the Company.

C. WHEREAS, the Company and Joshua Ellis, the sole Member of the Company, anticipate bringing in other Members into the Company.

B. The Company and the Members desire to adopt and approve a limited liability operating agreement for the Company under the Tennessee Revised Limited Liability Company Act (Tenn. Code Ann. § 48-249-101 et seq.) (the "Act").

NOW, THEREFORE, the Company and the Members by this Agreement set forth the limited liability company agreement for the Company upon the terms and subject to the condition of this Agreement.

ARTICLE I LIMITED LIABILITY UNITS NOT REGISTERED

THE PARTIES ACKNOWLEDGE AND AGREE THAT THE UNITS OF LIMITED LIABILITY COMPANY INTEREST ISSUED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS UNDER SUCH ACTS. EXCEPT AS SPECIFICALLY OTHERWISE PROVIDED IN THIS AGREEMENT, THESE UNITS MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT REGISTRATION UNDER SUCH ACTS OR AN OPINION OF COUNSEL THAT SUCH TRANSFER MAY BE LEGALLY EFFECTED WITHOUT SUCH REGISTRATION. ADDITIONAL RESTRICTIONS ON TRANSFER AND SALE ARE SET FORTH IN THIS AGREEMENT. PURCHASERS OF UNITS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

ARTICLE I.A ORGANIZATIONAL MATTERS

1.1 Name.

The name of the Company shall be "Kindred Spirits Nashville, LLC." Company's current "assumed name" is "WITHCO." The Company may conduct business under those names or any other name approved by the Members.

1.2 **Term.**

The term of the Company commenced as of the date of the filling of the Articles of Organization and, unless sooner terminated under Section 9.1, shall be perpetual.

1.3 **Office and Agent.**

The Company shall continuously maintain a registered office and a registered agent in the State of Tennessee as required by the Act. The registered agent must maintain a business office that is identical with the registered office. The current registered agent is Joshua Ellis and the current registered office is located at 4331 Setters Road, Nashville, TN 37218-1838

1.4 **Business of the Company.**

The Company may transact or engage in any business that may be conducted in limited liability company form and engage in such other activities relating to or incidental as are reasonable in the opinion of the Members to further such business.

1.5 **"Majority Member Vote" Defined.**

As used in this Agreement, the term "Majority Member Vote" shall mean the affirmative vote (or affirmative written consent) of those Member(s) holding at least fifty one percent (51%) of the total voting Membership Interests of the Company (i.e., 51% of the total Membership Interests taking into consideration the total then-issued Class A Membership Interests and total then-issued Class B Membership Interests combined [i.e., a Class A Member receiving three votes to every one unit of Class A Membership unit, and a Class B Member receiving one vote to every one unit of Class B Membership unit, and a Member holding both Class A and Class B Membership units receiving three votes to every one unit of Class A Membership unit, as well as, one vote to every one unit of Class B Membership unit]).

1.6 **"Majority Director Vote" Defined.**

As used in this Agreement, the term "Majority Director Vote" shall mean the affirmative vote (or affirmative written consent) of the director (if there is only one [1] director) or the board of directors (if there is more than one director) holding at least fifty one percent (51%) of the total number of board member votes as measured by the underlying voting Membership Interests of the Member(s) who appointed the director or board of directors in question (i.e., 51% of the total board member votes allotted taking into consideration that a board member appointed by a Class A Member will receive three (3) director votes for everyone 1 unit of Class A Membership units held by such Class A Member, and a board member appointed by a Class B Member will receive one (1) director vote for everyone 1 unit of Class B Membership units held by such Class B Member, and a director appointed by a Member holding both Class A Membership and Class B Membership units will receive three votes to every one unit of Class A Membership unit held, as well as, one (1) director vote for everyone 1 unit of Class B Membership units held).

ARTICLE II **CAPITAL CONTRIBUTIONS**

2.1 **Capital Contributions.**

The initial Members shall contribute to the capital of the Company as shown on Exhibit A attached hereto in an exchange for an interest in the Company (a "Membership Interest"). A Membership Interest in the Company shall represent a Member's overall interest as a Member of the Company, including, to the extent applicable, the Member's interest in Net Profits, Net Loss, rights to vote or participate in the management of the Company and rights to information concerning the business and affairs of the Company and any obligations of a Member, in each case, as provided in this Agreement. Additional contributions to the capital of the Company shall be made only with the unanimous consent of the Members. Except as provided in this Agreement, no Member may withdraw his or her capital contribution.

2.2 **Percentage Interests.**

The percentage of Class A Membership Interests, if any, and Class B Membership Interests, if any, and Class C Membership Interests, if any, held by each Member in the Company (a "Percentage Interest") shall be as set forth opposite the Member's name on Exhibit A attached hereto. If additional Members are admitted to the Company or any other transaction or change in circumstance causes a change in the Members' Percentage Interests, Exhibit A shall be appropriately amended to reflect the then applicable Percentage Interests of the Members.

2.3 **Capital Accounts.**

The Company shall establish an individual capital account ("Capital Account") for each Member. The Company shall determine and maintain each Capital Account in accordance with the federal income tax accounting principles prescribed in Treasury Regulation §1.704-1(b)(2). Upon a valid transfer of a Member's interest in the Company, such Member's Capital Account shall carry over to the new owner.

2.4 **No Interest.**

The Company shall not pay any interest on capital contributions.

ARTICLE III **MEMBERS**

3.1 **Membership Interest Classes.**

Company shall have three (3) classes of Membership Interests as follows:

(A) Class A Membership: Class A Membership shall contain the following rights: (i) the right to appoint one (1) director to the board of directors for purposes of management of the Company, (ii) voting rights with respect to matters on which any Member is entitled to a vote, and (iii) the right to receive a distribution of Net Profits and Net Losses of the Company. The Company is hereby authorized to issue two hundred fifty thousand (250,000) number of units of Class A Membership. Members holding Class A Membership interests are sometimes referred to as "Class A Members". Each Class A Member shall be entitled to cast three (3) votes per Class A Membership unit held by such Class A Member (for example and without limitation of the foregoing, if a Class A Member holds one hundred [100] Class A Membership units, then such Class A Member is entitled to cast three hundred [300] votes).

(B) Class B Membership: Class B Membership shall contain the following rights: (i) the right to appoint one (1) director to the board of directors for purposes of management of the

Company, (ii) voting rights with respect to matters on which any Member is entitled to a vote, and (iii) the right to receive a distribution of Net Profits and Net Losses of the Company. The Company is hereby authorized to issue five hundred fifty thousand (550,000) number of units of Class B Membership. Members holding Class B Membership interests are sometimes referred to as "Class B Members". Each Class B Member shall be entitled to cast one (1) vote per Class B Membership unit held by such Class B Member (for example and without limitation of the foregoing, if a Class B Member holds one hundred [100] Class B Membership units, then such Class B Member is entitled to cast one hundred [100] votes).

(C) Class C Membership: Class C Membership shall contain solely rights to distribution of Net Profits and Net Losses of the Company (but for the avoidance of doubt, shall have no management rights and no voting rights). The Company is hereby authorized to issue two hundred thousand (200,000) number of units of Class C Membership. Members holding Class C Membership interests are sometimes referred to as "Class C Members". Class C Members are not entitled to vote on any matter pertaining to the Company, the sale of the Company (whether in part or in whole), or the Company's business or affairs, or the winding up of Company's business or affairs, or any other matter hereunder. Additionally, and without limiting the foregoing, no agreement, sale, acquisition, merger or other document shall be require any signature or other approval of any Class C Member and the same shall be fully binding on Class C Members as if they had voted with unanimous approval and/or signed a so-called "written consent in lieu of a meeting" unanimously approving the same.

(D) Members Owning both Class A Membership Units and Class B Membership Units: If a Member owns both Class A Membership Units and Class B Membership units, then such Member shall be entitled to cast three (3) votes per Class A Membership unit held by such Member and one (1) vote per Class B Membership unit held by such Member (for example and without limitation of the foregoing, if a Member holds both one hundred [100] Class A Membership units and one hundred [100] Class B Membership units, then such Member is entitled to cast four hundred [400] votes).

(E) Participation as a Member: Each Member will have the right to participate in the Company prorata pursuant to their Membership class (i.e., if a Member holds Class A Membership, then such Member will be entitled to the rights allowed for under Class A Membership on a prorata basis according to such Member's Percentage Interest therein, and if a Member holds Class B Membership, then such Member will be entitled to the rights allowed for under Class B Membership on a prorata basis according to such Member's Percentage Interest therein, and if a Member holds Class C Membership, then such Member will be entitled to the rights allowed for under Class C Membership on a prorata basis according to such Member's Percentage Interest therein, and if a Member holds both Class A Membership and/or Class B Membership and/or Class C Membership, then such Member will be entitled to the rights allowed for under Class A Membership, Class B Membership and/or Class C Membership, on a prorata basis according to such Member's respective Percentage Interest in Class A Membership, Class B Membership and/or Class C Membership, as applicable). Notwithstanding anything to the contrary contained in this Agreement, owning any particular class of Membership (i.e., Class A Membership, Class B Membership and/or Class C Membership) does NOT in and of itself entitle such Member(s) to any Percentage Interest in any other particular class of Membership (for example only and without limitation of the foregoing, owning Class C Membership does not entitle such Class C Member to own any Class B Membership or Class A Membership, and vice versa).

3.2 **Admission of Additional Members.**

(A) Additional Class A Members, Class B Members or Class C Members, may be admitted Majority Member Vote. Exhibit A shall be amended upon the admission of an additional Member to set forth such Member's name and capital contribution.

(B) The Company is hereby authorized to hold in reserve any amounts of units of Class A Membership, Class B Membership and/or Class C Membership as determined necessary or desirable by the director or board of directors, as applicable. Notwithstanding anything to the contrary in this Agreement (including, without limitation, Article VI below), the Company may issue all or a portion of such reserved units to new Members as determined necessary or desirable by Majority Director Vote, and Majority Member Vote, without any requirement to first offer such Membership units to any of the current Members, provided that notwithstanding the foregoing, the Member, Joshua Ellis, shall have the right to purchase a share of such Membership units being offered to sale to new Members in proportion to Joshua Ellis' Percentage Interest.

3.3 **Withdrawals or Resignations.**

No Member may withdraw, retire or resign from the Company except as provided for in this Agreement.

3.4 **Payments to Members.**

The Company shall reimburse the Members and their Affiliates to the extent approved by the Members for (i) organizational expenses (including, without limitation, legal and accounting fees and costs) incurred on behalf of the Company, including but not limited to the preparation of the Articles of Organization and this Agreement, and (ii) the actual cost of goods and materials used by the Company.

3.5 **Outstanding Warrants in Membership Units.**

Company will keep accurate records on file pertaining to the issuance to any person, firm or entity of any Warrants entitling such person, firm or entity to any Membership units.

ARTICLE IV **MANAGEMENT AND CONTROL OF THE COMPANY**

4.1 **Director Managed.**

(A) The Company shall be managed by the director if there is only one (1) director, and by the Company's board of directors, if there is more than one (1) director. The business of the Company shall be decided by a Majority Director Vote. Initially, Joshua Ellis will be the sole director.

(B) Each Class A Member is entitled to designate one (1) director, which director can either be the Class A Member, or upon a Majority Member Vote, such director may be a person other than the Member. Each director appointed by a Class A Member is entitled to cast three (3) votes per Class A Membership unit held by such Class A Member (for example and without limitation of the foregoing, if a Class A Member holds one hundred [100] Class A Membership units, then the director appointed by such Class A Member is entitled to cast three hundred [300] votes).

(C) Each Class B Member is entitled to designate one (1) director, which director can either be the Class B Member, or upon a Majority Member Vote, such director may be a person other than the Member. Each director appointed by a Class B Member is entitled to cast one (1) vote per Class B Membership unit held by such Class B Member (for example and without limitation of the foregoing, if a Class B Member holds one hundred [100] Class B Membership units, then the director appointed by such Class B Member is entitled to cast one hundred [100] votes).

(D) If a director is appointed by a Member holding both Class A Membership units and Class B Membership units, then such director shall be entitled to cast three (3) votes per Class A Membership unit held by such Member, as well as, one (1) vote per Class B Membership unit held by such Member (for example and without limitation of the foregoing, if a Member holds both one hundred [100] Class A Membership units and one hundred [100] Class B Membership units, then the director appointed by such Member is entitled to cast four hundred [400] votes).

(E) The director, or board of directors, as applicable, shall be solely responsible for the management of the Company's business. They shall possess all rights and powers generally conferred by law and all rights and powers that are necessary, advisable or consistent in connection therewith and with the provisions of this Agreement. A Majority Director Vote shall bind all the Members (with the exception of matters stated in paragraph 7.7 below, which such matters in paragraph 7.7 shall require a Majority Member Vote). The director, or board of directors, as applicable, shall also be vested with all specific rights and powers required for or appropriate to the management, conduct or operation of the business of the Company. Except for distributions made to Members as set forth in this Agreement and any fees for specific management services, the director, or board of directors, as applicable, shall receive no compensation from the Company for their actions taken as directors pursuant to this Agreement. Joshua Ellis shall be the President and CEO of the Company and shall be authorized to sign all agreements, contracts, documents, or other understandings to bind the Company subject to the approval of all such agreements, contracts, documents, or other understandings by the sole director, Joshua Ellis, or if more than one director, then by an affirmative vote by the board of directors. Any matter in which the sole director, or if more than one director, is to vote may also be done by a so-called "written consent in lieu of a meeting".

4.2 **Term.**

The directors shall serve as such until resignation, death or a judicial adjudication of incompetency. Each director appointed by a Member (whether Class A Member or Class B Member), if such director is the Member (as opposed to the appointed director being person other than the Class A Member or Class B Member), may only be removed by the Member that appointed such director. Directors that are not also a Class A Member or Class B Member may be removed by the Member appointed such director, and may also be removed by a Majority Member Vote. In the event of a vacancy on the board of directors, the Member whose director seat is vacant shall automatically fill such director seat until such Member has either elected himself or herself to the board of directors, or has elected another person to serve on the board of directors and such other person who is not also a Class A Member or Class B Member has been approved by a Majority Member Vote.

4.3 **Rights and Powers of Directors.**

Rights and powers of the director, or board of directors, as applicable, by way of illustration but not by way of limitation, shall include the right and power to:

(A) Authorize or approve all actions with respect to distribution of funds and assets in kind of the Company; acquire, secure or dispose of investments, including, without limitation, selling and otherwise disposing of assets of the Company, borrowing funds, executing contracts, bonds, guarantees, notes, security agreements, mortgages and all other instruments to effect the purposes of this Agreement; and execute any and all other instruments and perform any acts determined to be necessary or advisable to carry out the intentions and purposes of the Company.

(B) Perform any and all acts necessary to pay any and all organizational expenses incurred in the creation of the Company and in raising additional capital, including, without limitation, reasonable brokers' and underwriters' commissions, legal and accounting fees, license and franchise fees (it being understood that all expenses incurred in the creation of the Company and the commencement of the Company business shall be borne by the Company); and compromise, arbitrate or otherwise adjust claims in favor of or against the Company and to commence or defend against litigation with respect to the Company or any assets of the Company as deemed advisable, all or any of the above matters being at the expense of the Company; and to execute, acknowledge and deliver any and all instruments to effect any and all of the foregoing.

(C) Purchase goods or services from any corporation or other form of business enterprise, including management services at the usual and customary rates prevailing in the management industry from time to time for similar services.

(D) Establish Company offices at such other places as may be appropriate, hire Company employees and consultants, engage counsel and otherwise arrange for the facilities and personnel necessary to carry out the purposes and business of the Company, the cost and expense thereof and incidental thereto to be borne by the Company.

(E) Designate a manager of the Company who will assist the director, or board of directors, as applicable, in the running of the Company's affairs and who will serve at the direction of the director, or board of directors, as applicable.

4.4 **Devotion of Time.**

The directors shall manage or cause to be managed the affairs of the Company in a prudent and businesslike manner and shall devote such time to the Company affairs as they shall, in their discretion exercised in good faith, determine is reasonably necessary for the conduct of such affairs; provided, however, that it is expressly understood and agreed that the directors shall not be required to devote their entire time or attention to the business of the Company. In carrying out their obligations, the directors shall:

(A) Obtain and maintain such public liability, hazard and other insurance as may be deemed necessary or appropriate by the directors, but in any event in an amount sufficient to replace the building(s), together with improvements, and personal property comprising part of the Company's assets.

(B) Deposit all funds of the Company in one or more separate bank accounts held in the Company's name, using such banks or trust companies as the directors may designate (withdrawals from such bank accounts to be made upon such signature or signatures as the directors may designate).

(C) Maintain complete and accurate records of all properties owned or leased by the Company and complete and accurate books of account (containing such information as shall be necessary to record allocations and distributions), and make such records and books of account available for inspection and audit by any Member or his or her duly authorized representative (at the expense of such Member) during the regular business hours and at the principal office of the Company.

(D) Prepare and distribute to all Members tax reporting information.

(E) Notify all Members of receipt of any notice of default from any lender, within 10 days after receipt of such notice.

(F) Cause to be filed such certificates and do such other acts as may be required by law to qualify and maintain the Company as a limited liability company under all applicable state laws.

(G) Maintain all books and adhere to the detailed record keeping requirements set forth in Section 8.1 of this Agreement.

4.5 **Indemnification of Directors.**

If directors have complied with the duties and standards set forth in this Agreement when carrying out their duties hereunder, the directors shall not be liable to the Company nor to any Member for their good faith actions or failure to act, nor for any errors of judgment, nor for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement.

If a director or directors have complied with the duties and standards set forth in this Agreement when carrying out their duties hereunder, the Company does hereby indemnify and hold harmless the directors and their agents, officers and employees as to third parties against and from any personal loss, liability or damages suffered as a result of any act or omission which the directors believed, in good faith, to be within the scope of authority conferred by this Agreement, except for willful or fraudulent misconduct, gross negligence or willful breach of fiduciary duties, but not in excess of the capital contributions of all Members. Notwithstanding the foregoing, the Company's indemnification of the directors and their agents, officers and employees as to a third party is only with respect to such loss, liability or damage which is not otherwise compensated for by insurance carried for the benefit of the Company. Insurance coverage for public liability, and all other insurance deemed necessary or appropriate by the directors to the business of the Company, shall be carried in such amounts and of such types as shall be determined by the directors, subject to Paragraph 4.4(A).

4.6 **Director Authority.**

No financial institution or any other person, firm or corporation dealing with the director or directors shall be required to ascertain whether the directors are acting in accordance with this Agreement, but such financial institution or such other person, firm or corporation shall be protected in relying upon the deed, transfer or assurance of, and the

execution of such instrument or instruments by, the director, or board of directors if applicable.

4.7 Matters Requiring a Majority Member Vote.

Notwithstanding anything to the contrary contained in this Agreement, the director (if there is only one [1] director) or the board of directors (if there is more than one director) shall not undertake any of the following or cause the Company to undertake any of the following, without first obtaining a Majority Member Vote:

(i) enter into or modify any arrangement with any Member, an owner of a Member, or any relative of such a Person or any entity in which a Member, owner of a Member, or relative owns a beneficial interest;

(ii) merge or consolidate the Company or otherwise combine the Company with any Person (or agree to do any of the foregoing);

(iii) liquidate, dissolve, file a voluntary petition for bankruptcy or reorganization or consent to an involuntary petition for bankruptcy or reorganization, or effect a recapitalization or reorganization in any form of transaction (including, without limitation, any reorganization into a stock corporation, a partnership or any other entity);

(iv) amend or modify the terms applicable to any Interest outstanding on the date hereof or hereafter issued; provided that any such modification or amendment must be agreed in writing by the Person owning such Interest affected thereby;

(v) establish or acquire any subsidiaries;

(vi) directly or indirectly redeem, purchase or otherwise acquire any of the Company's Interests;

(vii) enter into any retail contract which involves a long-term (12 months or greater) relationship and volume guarantee or exclusivity right;

(viii) loan, or agree to loan (and the terms hereof), any capital of the Company to any third-party or to any Member;

(ix) dispose of all, or substantially all, of the property, assets, or the goodwill of the Company or any brand of the Company in or as part of a single or series of related transactions or plans, regardless of the form of such transaction;

(x) change or expand the business of the Company or engage in any brand-line extensions;

(xi) issue any equity or any options, warrants or any other rights to acquire any equity of the Company or create or designate any new Company equity or units (e.g., units other than Common Units) and/or issue same;

(xii) incur any Indebtedness or grant a security interest or encumber any trademark or material asset of the Company;

(xiii) commit the Company for capital expenditures exceeding Fifty Thousand and No/100 Dollars ($50,000.00) per nonrecurring individual expenditure;

(xiv) execute, or otherwise bind the Company to, any contract or lease exceeding One Hundred Thousand and No/100 Dollars ($100,000.00) or a term of twelve (12) months or longer;

(xv) enter into any manufacturing or production agreement or arrangement;

(xvi) grant an exclusive license with respect to any trademark or material asset of the Company;

(xvii) expand the business of the Company into any territory outside of the United States and its territories and possessions, and the terms of such expansion; or

ARTICLE V **ALLOCATIONS OF NET PROFITS AND NET LOSSES AND DISTRIBUTIONS**

5.1 **Definitions.**

When used in this Agreement, the following terms shall have the meanings set forth below:

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Company Minimum Gain" shall have the meaning ascribed to the term "Partnership Minimum Gain" in the Treasury Regulations Section 1.704-2(d).

"Member Nonrecourse Debt" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Deductions" shall mean items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt.

"Net Profits" and "Net Losses" shall mean the taxable income or loss of the Partnership, as determined for federal income tax purposes pursuant to Treasury Regulations Section 1.704-1(b)(2), for each fiscal year of the Partnership, taking into account any adjustments necessary in order to comply with Treasury Regulations Section 1.704-1(b)(2)(iv).

"Nonrecourse Liability" shall have the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

"Treasury Regulations" shall mean the final or temporary regulations that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

5.2 **Allocations of Net Profit and Net Loss.**

A. Net Loss.

Net Loss shall be allocated to the Class A Members, Class B Members and Class C Members as follows:

i. First, in an amount equal to the Net Profit previously allocated to the Class A Members, Class B Members and Class C Members, pursuant to Section 5.2B.ii.; and

ii. Thereafter, in an amount equal to each such Class A Member's, Class B Member's or Class C Member's respective Capital Contributions, pro rata, in proportion to such Members' respective Capital Contributions.

iii. Notwithstanding the previous sentence, loss allocations to a Class A Member, Class B Member and Class C Member shall be made only to the extent that such loss allocations will not create a deficit Capital Account balance for that Class A Member, Class B Member or Class C Member in excess of an amount, if any, equal to such Class A Member's, Class B Member's or Class C Member's share of the Company Minimum Gain. Any loss not allocated to a Class A Member, Class B Member or Class C Member because of the foregoing provision shall be allocated to the other Class A Members, Class B Members and Class C Members (to the extent the other Class A Members, Class B Members and Class C Members are not limited in respect of the allocation of losses under this Section 5.2A.iii.).

iv. To the extent any Net Loss cannot be allocated without violating the provisions of Section 5.2A.iii., such Net Loss shall be allocated to the Class A Members, Class B Members and Class C Members in proportion to their Percentage Interests of Class A Membership, Class B Membership and Class C Membership.

B. Net Profit.

Net Profit shall be allocated to Class A Members, Class B Members and Class C Members as follows:

i. First, to the Class A Members, Class B Members and Class C Members in the amount of any Net Loss previously allocated to the Class A Members, Class B Members and Class C Members in question pursuant to Sections 5.2A.iii.-iv., in the reverse order in which such Net Loss was allocated; and

ii. Thereafter, to the Class A Members, Class B Members and Class C Members in proportion to their Percentage Interests.

5.3 **Special Allocations.**

Notwithstanding Section 5.2,

A. Minimum Gain Chargeback.

If there is a net decrease in Company Minimum Gain during any fiscal year, each Class A Member, Class B Member and Class C Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to the portion of such Member's share of the net decrease in Company Minimum Gain that is allocable to the disposition of Company property subject to a Nonrecourse Liability, which

share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(g)(2). Allocations pursuant to this Section 5.3A. shall be made in proportion to the amounts required to be allocated to each Class A Member, Class B Member and Class C Member under this Section 5.3A. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(f). This Section 5.3A. is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

B. Chargeback of Minimum Gain Attributable to Member Nonrecourse Debt.

If there is a net decrease in Company Minimum Gain attributable to a Member Nonrecourse Debt, during any fiscal year, each member who has a share of the Company Minimum Gain attributable to such Member Nonrecourse Debt (which share shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, in subsequent fiscal years) in an amount equal to that portion of such Class A Member's, Class B Member's or Class C Member's share of the net decrease in Company Minimum Gain attributable to such Member Nonrecourse Debt that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt (which share of such net decrease shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(5)). Allocations pursuant to this Section 5.3B. shall be made in proportion to the amounts required to be allocated to each Class A Member, Class B Member and Class C Member under this Section 5.3B. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 5.3B. is intended to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

C. Nonrecourse Deductions.

Any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be allocated to the Class A Members, Class B Members and Class C Members in proportion to their Percentage Interests.

D. Member Nonrecourse Deductions.

Those items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt for any fiscal year or other period shall be specially allocated to the Class A Member, Class B Member and Class C Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such items are attributable in accordance with Treasury Regulations Section 1.704-2(i).

E. Qualified Income Offset.

If a Class A Member, Class B Member or Class C Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of

Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such excess deficit balance as quickly as possible. Any special allocations of items of income and gain pursuant to this Section 5.3E. shall be taken into account in computing subsequent allocations of income and gain pursuant to this Article V so that the net amount of any item so allocated and the income, gain and losses allocated to each Member pursuant to this Section 5.3E. to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article V if such unexpected adjustments, allocations or distributions had not occurred.

5.4 **Tax Allocations.**

All items of income, gain, loss or deduction of the Company shall be allocated among the Members for federal income tax purposes in a manner consistent with the allocation of the corresponding items to the Members under Sections 5.2 and 5.3 hereof, and all credits of the Company shall be allocated among the Members for federal income tax purposes in accordance with their percentage interests, except as otherwise required by law. Notwithstanding the foregoing, to the extent required by Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, deduction and credit with respect to any property shall, solely for tax purposes (and not for purposes of maintaining the capital accounts hereunder), be allocated among the Members so as to take account of any variation between the adjusted basis of such property for federal income tax purposes and its fair market value. Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended provisions related to or involving IRC Sections 704(b) or 704(c), regulations issued thereunder, or the issuance of interpretations by the Internal Revenue Service or a court, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Company shall, upon a Majority Member Vote, shall amend the allocation provisions of this Agreement, on advice of accountants or legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

5.5 **Prorations.**

If a Member has not been a Member of the Company for a full fiscal year, or if a Member's Percentage Interest changes during a fiscal year, the Net Profits or Net Losses, as applicable, for the year shall be allocated to the Member based on the period of time for which the Member was a Member or held the applicable Membership Interests.

5.6 **Distribution of Assets by the Company.**

The Company shall make periodic distributions of the Company's excess cash funds to the Class A Members, Class B Members and Class C Members from time to time according to their Percentage Interests. Similarly, the Company may make a special distribution of the Company's excess cash funds to any Member or the Members from time to time according a Majority Director Vote. It is contemplated that periodic distributions will be made on an annual basis on or before the thirtieth (30) day following the end of each fiscal year. Subject to applicable law, distributions of cash shall be made only after the Members determine that the Company has adequate cash on hand to satisfy

its total liabilities plus the amount that would be needed, if the company were to be dissolved, wound up, and terminated at the time of the distribution, to satisfy the preferential rights upon dissolution, winding up, and termination of Members whose preferential rights are superior to those receiving the distribution. No distribution shall be declared or made if, after giving it effect, the Company would not be able to pay its debts as they became due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities.

5.7 **Tax Withholding.**

The Company is authorized (i) to withhold from distributions or other payments to a Member any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local tax law and any amounts for which a Member is liable pursuant to Section 8.3E. and (ii) to pay over any such amounts to the applicable federal, state or local taxing authority to the extent required by applicable law. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to this Section 5.7 (or Section 9.3, as applicable) for all purposes of this Agreement.

ARTICLE VI **TRANSFER AND ASSIGNMENT OF INTERESTS**

6.1 **Transfer and Assignment of Interests.**

No Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate (collectively, "transfer") all or any part of its Class A Membership interest, Class B Membership interest, or Class C Membership interest, except with the prior approval of the Company (through a Majority Director Vote) and a Majority Member Vote, which approval may be given or withheld in the sole discretion of the Company and Class A and Class B Members.

6.2 **Substitution of Members.**

A transferee of a Membership Interest shall have the right to become a substitute Member only if (i) a Majority Member Vote is obtained in accordance with Section 6.1, (ii) such person or entity executes an instrument satisfactory to the Class A Members accepting and adopting the terms and provisions of this Agreement, and (iii) such person or entity pays any reasonable expenses in connection with his or her admission as a New Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

6.3 **Transfers in Violation of this Agreement and Transfers of Partial Membership Interests.**

Upon a purported transfer in violation of this Article VI, the transferee shall not have the right to vote or participate in the management of the Company or to exercise any rights of a Member (other than solely the right to receive the share of the Company's Net Profits, Net Losses and distributions of the Company's assets to which the transferor would otherwise be entitled). Furthermore, and notwithstanding the foregoing, if, in the determination of the Members, a transfer in violation of this Article VI would cause the termination of the Company under the Code or the Act, then upon a Majority Member Vote, the transfer shall be null and void.

6.4 **Drag Along Rights.**

If a transaction is approved by Majority Member Vote that would result in the acquisition of the Company by another person, firm or entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation, sale, assignment, transfer distribution or issuance of stock with respect to the Company) and pursuant to such transaction the Class A Members of the Company immediately prior to such transaction will not hold, directly or indirectly, at least thirty percent (30%) of the voting power of the surviving or continuing entity (a "Drag-Along Transaction"), then, upon thirty (30) days written notice to the other Members of the Company (the "Drag-Along Notice"), which notice shall include substantially all of the details of the proposed transaction, including the proposed time and place of closing and the consideration to be received by the Members in such transaction, each Member shall raise no objection to such Drag-Along Transaction and be obligated to, and shall sell, transfer and deliver, or cause to be sold, transferred and delivered, to such third party, all of its Interest in the same transaction at the closing thereof (and will deliver such Interest free and clear of all liens, claims, or encumbrances). The proceeds from such Drag-Along Transaction shall be distributed to the Members in proportion to their relative entitlement to distribution pursuant to this Agreement.

6.5 **Tag Along Rights.**

If a transaction is approved by a Majority Member Vote that would result in the acquisition of the Company by another person, firm or entity by means of any transaction or series of related transactions (including, without limitation, any merger, consolidation, sale, assignment, transfer distribution or issuance of stock with respect to the Company) and pursuant to such transaction the Class A Members of the Company immediately prior to such transaction will not hold, directly or indirectly, at least thirty percent (30%) of the voting power of the surviving or continuing entity (a "Tag-Along Transaction"), then, upon thirty (30) days written notice from the other Members of the Company (the "Tag-Along Notice"), the Members being a party to such Tag-Along Transaction shall cause those Member(s) selling or otherwise transferring their Interests (the "Selling Members") in connection with such Tag-Along Transaction to include all the Interests of the other Members electing to participate therein as part of the same transaction at the closing thereof and for the same prorata purchase price (and such other Members will deliver their Interests free and clear of all liens, claims, or encumbrances) (the "Tag-Along Rights"), provided that such Tag-Along Rights are approved by any applicable underwriter(s), if any, of the transaction in question. In the event that such Tag-Along Rights are not approved by any such underwriter(s), then the Selling Member(s) shall nevertheless have the right to consummate such transaction without such Tag-Along Rights. The proceeds from such Tag-Along Transaction shall be distributed to the Members in proportion to their relative entitlement to distribution pursuant to this Agreement.

ARTICLE VII **CONSEQUENCES OF DISSOLUTION EVENTS AND TERMINATION OF MEMBERSHIP INTEREST**

7.1 **Dissolution Event.**

Upon the occurrence of the death, withdrawal, resignation, retirement, incapacity, bankruptcy or dissolution of any Member ("Dissolution Event"), the Company shall continue unless all of the remaining Members entitled to a vote ("Remaining Members") unanimously consent within ninety (90) days of the Dissolution Event to the termination and winding up of the business and affairs of the Company. If the Remaining Members so unanimously consent, the Company and/or the Remaining Members shall promptly wind up the business and affairs of the Company and dissolve the Company. In the event that Remaining Members do not unanimously consent, then the Remaining Members shall have the right to purchase, and if such right is exercised, the Member (or his or her legal representative) whose actions or conduct resulted in the Dissolution Event ("Former Member") shall sell, the Former Member's Membership Interest ("Former Member's Interest") as provided in this Article VII. Notwithstanding anything to the contrary in this Agreement, (i) Class C Members who do not also hold either a Class A Membership or Class B Membership, shall not be entitled to participate in said option to purchase a Former Member's Interest, and (ii) Class A Members prorata interest will be weighted three to one over Class B Members with respect to the option to obtain the Former Member's Interest.

7.2 **Withdrawal.**

Notwithstanding Section 7.1, upon the withdrawal by a Member in accordance with Section 3.2 such Member shall be treated as a Former Member, and, unless the Company dissolves as a result of such withdrawal, the Company and/or the Remaining Members shall have the right to purchase, and if such right is exercised, the Former Member shall sell, the Former Member's Interest as provided in this Article VII. Notwithstanding anything to the contrary in this Agreement, (i) Class C Members who do not also hold either a Class A Membership or Class B Membership, shall not be entitled to participate in said option to purchase a Former Member's Interest, and (ii) Class A Members prorata interest will be weighted three to one over Class B Members with respect to the option to obtain the Former Member's Interest.

7.3 **Purchase Price.**

The purchase price for the Former Member's Interest shall be the fair market value of the Former Member's Interest as determined by an independent appraiser jointly selected by the Former Member and by a Majority Member Vote of Remaining Members entitled to a vote. The Company and the Former Member shall each pay one-half of the cost of the appraisal. Notwithstanding the foregoing, if the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members because of such breach.

7.4 **Notice of Intent to Purchase.**

Within thirty (30) days after the fair market value of the Former Member's Interest has been determined in accordance with Section 7.3, each Remaining Member shall notify all the Class A Members and Class B Members in writing of his or her desire to purchase a portion of the Former Member's Interest. The failure of any Remaining Member to

submit a notice within the applicable period shall constitute an election on the part of the such Remaining Member not to purchase a portion of the Former Member's Interest in the same proportion that the Membership Interest of the Remaining Member bears to the aggregate of the Membership Interests of all of the Remaining Members electing to purchase the Former Member's Interest. Notwithstanding anything to the contrary in this Agreement, (i) Class C Members who do not also hold either a Class A Membership or Class B Membership, shall not be entitled to participate in said option to purchase a Former Member's Interest, and (ii) Class A Members prorata interest will be weighted three to one over Class B Members with respect to the option to obtain the Former Member's Interest.

7.5 **Election to Purchase Less Than All of the Former Member's Interest.**

If any Remaining Member elects to purchase none or less than all his or her pro rata share of the Former Member's Interest, then the other Remaining Members can elect to purchase more than their pro rata share. If the other Remaining Members fail to purchase the entire interest of the Former Member, the Company may purchase any remaining share of the Former Member's Interest. The purchase of a Former Member's interest pursuant to this Article VII may not result in the conveyance of less than 100% of the Former Member's interest. Notwithstanding anything to the contrary in this Agreement, (i) Class C Members who do not also hold either a Class A Membership or Class B Membership, shall not be entitled to participate in said option to purchase a Former Member's Interest, and (ii) Class A Members prorata interest will be weighted three to one over Class B Members with respect to the option to obtain the Former Member's Interest.

7.6 **Payment of Purchase Price.**

The Company or the Remaining Members shall pay at the closing one-fifth (1/5) of the purchase price and the balance of the purchase price shall be paid in four equal annual principal installments, and be payable each year on the anniversary date of the closing. The unpaid principle balance shall accrue interest at the current applicable federal rate as provided in the Code for the month in which the initial payment is made, but the Company and the Remaining Members shall have the right to prepay in full or in part any time without penalty. The obligation of each purchasing Remaining Member, and the Company, as applicable, to pay its portion of the balance due shall be evidenced by a separate promissory note executed by the respective purchasing Remaining Member or the Company, as applicable. Each such promissory note shall be in an original principal amount equal to the portion owed by the respective purchasing Remaining Member or the Company, as applicable. The promissory note executed by each purchasing Remaining Member shall be secured by a pledge of that portion of the Former Member's Interest purchased by such Remaining Member.

7.7 **Closing of Purchase of Former Member's Interest.**

The closing for sale of a Former Member's Interest pursuant to this Article VII shall be held at 10:00 a.m. at the principal office of Company no later than sixty (60) days after the determination of the purchase price, except that if the closing date falls on a Saturday, Sunday, or Tennessee legal holiday, then the closing shall be held on the next succeeding business day. At the closing, the Former Member shall deliver to the Company or the

Remaining Members an instrument of transfer (containing warranties of title and no encumbrance) conveying the Former Member's Interest. The Former Member, the Company and the Remaining Members shall do all things and execute and deliver all papers as may be reasonably necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

ARTICLE VIII **ACCOUNTING, RECORDS, REPORTING BY MEMBERS**

8.1 **Books and Records.**

The books and records of the Company shall be kept with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in Tennessee all the following:

A. A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the capital contributions, capital account and Percentage Interest of each Member;

B. A copy of the Articles of Organization and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments thereto have been executed;

C. Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

D. A copy of this Agreement and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

E. Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

F. The Company's books and records, including annual reports, as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

8.2 **Reports.**

The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall cause to be prepared at least annually information concerning the Company's operations necessary for the completion of the Members' federal and state income tax returns. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year (i) such information as is necessary to complete the Member' federal and state income tax returns and (ii) a copy of the Company's federal, state, and local income tax or information returns for the year.

8.3 **Tax Matters for the Company.**

A. Joshua Ellis shall be the "Tax Representative," who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code. The "Tax Representative" may engage certified public accountants to advise and counsel the Tax Representative on the Tax Representative shall be entitled to rely upon such advice. If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations (including as a "tax matters partner"), the Tax Representative shall also serve in such capacity. The Tax Representative may resign

at any time, subject to the provisions of Treasury Regulations Section 301-6223-1. If a Tax Representative ceases to serve as such for any reason, the Company itself will automatically and immediately become the new (acting) Tax Representative until the Members appoint a new Tax Representative by a Majority Member Vote.

B. Except as otherwise provided in this Agreement, the Tax Representative: (i) shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations (and any rights, authority, power and obligations applicable to a tax representative under applicable state or local laws), and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity; provided, that the Tax Representative shall not, without a Majority Member Vote: (A) settle any material tax claim, or (B) make any material tax election; and (ii) shall have sole discretion to make any income tax election it deems advisable on behalf of the Company and shall represent the Company in all tax matters to the extent allowed by law. The Tax Representative shall have the authority and responsibility to arrange for the preparation, and timely filing, of the Company's tax returns.

C. The Tax Representative shall be entitled to reimbursement by the Company for all reasonable costs and expenses incurred by the Tax Representative in connection with the performance of the obligations hereunder. The Company shall indemnify, defend, and hold the Tax Representative harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity, provided that Tax Representative shall not be entitled to indemnification for such costs and expenses if such person has not acted in good faith for a purpose which such person reasonably believes to be in, or not opposed to, the best interests of the Company.

D. Each Member agrees to provide promptly and to update as necessary at any times requested by the partnership representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with any matter of the Company relating to taxation. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with any tax election by the Company under Section 6221(b) or 6226 of the Code or otherwise, or an audit, claim or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

E. To the extent the Company is required to pay any taxes (including any penalties or interest associated therewith) as a result of a partnership audit or a notice of final partnership adjustment with respect to a particular fiscal year (or portion thereof), each Member (including any former Members) shall indemnify and hold harmless the Company for such Member's share of applicable taxes, as determined by the partnership representative in its reasonable discretion. To the extent any Member is liable for a share of the taxes (and any penalties or interest associated therewith) with respect to the Company's operations, investments or business, such Member shall pay such share to the Company promptly following receipt of written notice by the Company of any such share owed.

F. The Members agree that, if the Company receives a notice of final partnership adjustment from the Internal Revenue Service that would, with the passing of time, result in an "imputed underpayment" imposed on the Company as that term is defined in Code Section 6225, then, any Member may, or may cause the Company (by directing the "partnership representative" or otherwise) to elect pursuant to Code Section 6226, and comply with all of the requirements and procedures required in connection with such election, to make inapplicable to the Company the requirement in Code Section 6225 to pay the "imputed underpayment" as that term is used in that section; provided however, that if any Member objects in writing to such election, and provides an alternative to the Code Section 6226 election that is materially more favorable to such Member and no less favorable to the other Members, then the Company shall in good faith pursue such alternative so long as it can be implemented without jeopardizing the Member's rights to the Code Section 6226 election and so long as the Board determines that such alternative does not impose additional financial or administrative burdens on the Company.

G. To the extent permitted by applicable law, and upon a Majority Member Vote, the partnership representative shall elect pursuant to Code Section 6221(b) and comply with all of the requirements and procedures required in connection with such election, to have the provisions of Subchapter C of Chapter 63 of the Code not apply to the Company.

H. Notwithstanding any provision of this Agreement to the contrary, the obligations and responsibilities of a Member under Section 8.3 shall survive the termination of this Agreement between a Member and the Company.

I. In the event there are any statutory amendments; temporary, proposed or final Treasury Regulations; any IRS guidance published in the Internal Revenue Bulletin and/or Cumulative Bulletin; any notice, announcement, revenue ruling or revenue procedure or similar authority issued by the IRS; or any other administrative guidance, in each case, interpreting or applying Section 1101 of the Budget Act ("Further Guidance"), the Members shall further amend this Agreement to include such Further Guidance in a manner consistent with this Section 8.3.

ARTICLE IX **DISSOLUTION AND WINDING UP**

9.1 **Conditions of Dissolution.**

The Company shall dissolve upon the occurrence of any of the following events:

(1) If a period is fixed in the articles for the duration of the LLC, upon the expiration of that period, except that, in the case of an LLC that is administratively dissolved pursuant to § 48-249-604 by reason of the expiration of that period of duration, the LLC may be reinstated pursuant to § 48-249-606;

(2) The occurrence of an event specified in the LLC documents;

(3) An action of the Class A Members and Class B Members in accordance with § 48-249-603;

(4) An action of the organizers under § 48-249-602;

(5) An order of a court under § 48-249-616 or 48-249-617;

(6) An action of the secretary of state under § 48-249-605; or

(7) At any time there are no Class A Members or Class B Members if:

(A) The LLC files a notice of dissolution as provided in § 48-249-609, within ninety (90) days after the occurrence of the event that terminated the membership interest of the last remaining member, which notice of dissolution may be signed on behalf of the LLC by the personal representative of the last remaining member; and

(B) The LLC documents specify that the termination of the membership interest of the last remaining member dissolves the LLC; provided, that if such notice of dissolution is not filed or the LLC documents do not provide for dissolution in that event, the LLC is not dissolved and is not required to be wound up and the personal representative of the last remaining member is automatically substituted as a member for the last remaining member, effective as of the occurrence of the event that terminated the membership interest of the last remaining member. The dissolution date, if any, specified in the Articles of Organization. If a dissolution date is specified in the Articles of Organization, the Articles of Organization may be amended and the date of dissolution of the limited liability company may be extended by vote of all the members.

9.2 **Winding Up.**

Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall file, as soon as possible after the occurrence of any event set forth in Section 9.1, a Notice of Dissolution as set forth in Paragraph 9.5 herein with the Secretary of State which discloses the dissolution of the limited liability company and the commencement of winding up of its business and affairs.

9.3 **Order of Payment of Liabilities Upon Dissolution.**

After determining that all known debts and liabilities of the Company have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with their positive capital account balances, after considering income and loss allocations for the Company's taxable year during which liquidation occurs.

9.4 **Limitations on Payments Made in Dissolution.**

Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse for his or her Capital Contribution and/or share of Net Profits against any other Member except as provided in Article X.

9.5 **Articles of Termination.**

Upon the completion of the winding up of the Company's affairs, the Company shall file Articles of Termination with the Tennessee Secretary of State.

ARTICLE X **INDEMNIFICATION**

10.1 **Indemnification of Agents.**

The Company shall indemnify any Member and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a Member, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, he or she is or was serving at the request of the Company as

a manager, director, officer, employee, trustee or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other entity (all such persons being referred to hereinafter a "agent"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit.

ARTICLE XI **INVESTMENT REPRESENTATIONS**

Each member hereby represents and warrants to, and agrees with, the Members and the Company as follows:

11.1 **Preexisting Relationship or Experience.**

He or she has a preexisting personal or business relationship with the Company or one or more of its officers or controlling persons, or by reason of his or her business or financial experience, or by reason of the business or financial experience of his or her financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate or selling agent of the Company, he or she is capable of evaluating the risks and merits of an investment in Company and of protecting his or her own interests in connection with this investment.

11.2 **No Advertising.**

He or she has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interest.

11.3 **Investment Intent.**

He or she is acquiring the Membership Interest for investment purposes for his or her own account only and not with a view to or for sale in connection with any distribution of all or any part of Membership Interest. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.

ARTICLE XII **MISCELLANEOUS**

12.1 **Counsel to the Company.**

Counsel to the Company may also be counsel to any Member or any Affiliate of a Member. The Members may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Tennessee Lawyers' Rules of Professional Conduct or similar rules in any other jurisdiction ("Rules"). The Company has initially selected R. Landon Dirickson, Esq. of Dirickson Law, PLLC ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such written agreement Company Counsel shall owe no duties directly to a Member.

12.2 **Complete Agreement.**

This Agreement and the Articles of Organization constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein, and shall replace and supersede all prior written and oral agreements among the

Members. To the extent that any provision of the Articles of Organization conflict with any provision of this Agreement, the Articles of Organization shall control.

12.3 **Binding Effect.**

Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

12.4 **Interpretation.**

All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or his or her counsel.

12.5 **Jurisdiction.**

Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in Davidson County, Tennessee in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each Member further agrees that personal jurisdiction over him or her may be effected by service of process by registered or certified mail addressed as provided in Section 12.8 of this Agreement, and that when so made shall be as if served upon him or her personally within the State of Tennessee.

12.6 **Arbitration.**

Except as otherwise provided in this Agreement, any controversy between the parties arising out of this Agreement shall be submitted to the American Arbitration Association for arbitration in Nashville, Tennessee. The costs of the arbitration, including any American Arbitration Association administrative fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration. Attorneys' fees may be awarded to the prevailing or most prevailing party at the discretion of the arbitrator. The arbitrator shall not have any power to alter, amend, modify or change any of the terms of this Agreement nor to grant any remedy which is either prohibited by the terms of this Agreement, or not available in a court of law.

12.7 **Severability.**

If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

12.8 **Notices.**

Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing (which may include facsimile) and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in Exhibit A hereto. Any party may, at any time by giving five (5) days' prior written notice to the other Members, designate any other address in substitution of the foregoing address to which such notice will be given. Notices to Company shall be simultaneously sent to: Dirickson Law, PLLC, PO Box 90867, Nashville, TN 37209, Attn: R. Landon Dirickson, Esq.

12.9 **Amendments.**

All amendments to this Agreement will be in writing and approved by a Majority Member Vote.

12.10 **Multiple Counterparts.**

This Agreement may be executed in multiple counterparts with the same effect as if the signatories executing the several counterparts had executed a single document, and all such executed counterparts shall together constitute one and the same instrument. Signatures submitted by facsimile and/or electronically in pdf (including, but not limited to, DocuSign) or other format shall be accepted as originals. The original of this document, including any and all signature page(s), may be scanned and stored in a computer database or other electronic format and the original destroyed, and any printout or other output readable by human sight, the reproduction of which accurately reproduces the original of this document, may be used for any purpose as if it were the original, including proof of the content of the original writing.

12.11 **Attorney Fees.**

In the event that any dispute between the Company and the Members or among the Members should result in litigation or arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses, all of which shall be deemed to have accrued upon the commencement of such action and shall be paid whether or not such action is prosecuted to judgment. Any judgment or order entered in such action shall contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment and an award of prejudgment interest from the date of the breach at the maximum rate allowed by law. For the purposes of this Section: (a) attorney fees shall include, without limitation, fees incurred in the following: (1) post judgment motions; (2) contempt proceedings; (3) garnishment, levy, and debtor and third party examinations; (4) discovery; and (5) bankruptcy litigation and (b) prevailing party shall mean the party who is determined in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

12.12 **Remedies Cumulative.**

The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

12.13 **Consent of Spouse.**

Each Member who is married, or who hereafter enters into a marriage, shall obtain the signature of such Member's spouse of the Spousal Consent, which is attached hereto as Exhibit B and made a part hereof by reference. In the event that a Member fails to obtain such signature and deliver an executed copy thereof to Company and the other Members, then such Member will be deemed to have automatically transferred such Member's Membership Interest to the remaining Members on a pro-rata basis.

(a) If a Member's marriage terminates by divorce and the divorce decree orders the division, transfer or assignment of any Membership Interest to the Member's former spouse, such Member shall have the right and option to purchase the Membership Interest from his or her former spouse for a purchase price equal to the lesser of the positive balance of the Capital Account associated with the transferred Membership Interests or fair market value of the transferred Membership Interests.

(b) Such Member will have sixty (60) days from date of the divorce decree or property settlement order, as applicable, in which to elect to buy all or any of the Membership Interests.

(c) Should the divorcing Member fail to exercise such option within such sixty (60) day period, then the Company will have thirty (30) days from the expiration of the Member's option period in which to elect to buy all or any of the Membership Interests.

(d) If the Company elects not to buy all of the Membership Interest within the option period, the other Members will have thirty (30) days from the expiration of the Company's option period in which to elect to buy all, but not less than all, of the Membership Interests that the Company did not elect to buy. The other Members may elect to buy the Membership Interests in proportion to their Percentage Interests (excluding the offered Membership Interest) or in any other agreed on proportion.

(e) Closing on the purchase shall occur no later than one hundred eighty (180) days following the date of the divorce decree or property settlement, as applicable. The purchase price shall be payable in good and immediate funds at closing.

INTENDING TO BE BOUND, all of the Members of Kindred Spirits Nashville, LLC, a Tennessee limited liability company, as well as the Company itself, have executed this Agreement, effective as of the date written above.

MEMBER: Joshua Ellis

By: ____________________

Joshua Ellis

COMPANY: Kindred Spirits Nashville, LLC

By: ____________________

Joshua Ellis, President & CEO

DocuSign Envelope ID: 15BA4D9E-C7A0-44AC-A7A4-60FD4A1A5F2C

FIRST AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT OF KINDRED SPIRITS NASHVILLE, LLC

This First Amendment To Amended and Restated Operating Agreement of Kindred Spirits Nashville, LLC (this "Amendment") is made as of November 2, 2022, by Kindred Spirits Nashville, LLC ("Company") and Joshua Ellis, and each person that hereafter becomes a Member by becoming a party to the Operating Agreement of Kindred Spirits Nashville, LLC by a Majority Member Vote (each a "Member," and collectively, the "Members"), with reference to the following facts.

A. WHEREAS, the Company and the Member(s) entered into the Operating Agreement of Kindred Spirits Nashville, LLC effective as of January 1, 2020 (the "Original Agreement");
B. WHEREAS, the Company and the Member(s) entered into the First Amendment to the Operating Agreement of Kindred Spirits Nashville, LLC effective as of January 15, 2020 (the "First Amendment"); and
C. WHEREAS, the Company and the Member(s) entered into the Amended and Restated Operating Agreement of Kindred Spirits Nashville, LLC effective as of February 2, 2020 (the "Operating Agreement).

NOW, THEREFORE, the Company and the Members by this Amendment desire to amend the terms of the Operating Agreement as follows:

1. **Amended Membership Classes.** The parties agree notwithstanding the number of Membership Units of Class C Membership authorized in the Operating Agreement, Company is hereby authorized to convert 30,000 Units of Class C Membership into 30,000 Units of newly formed Class D Preferred Membership.

2. **Class D Preferred Membership.** Subject to paragraph 3 below, Class D Preferred Membership Units shall contain solely rights to distribution of Net Profits and Net Losses of the Company and the Non-Participating Liquidation Preference as set forth herein. For the avoidance of doubt, however, such Class D Preferred Membership Units shall have no management rights and no voting rights of any kind. Members holding Class D Preferred Membership Units are sometimes referred to as "Class D Members". Class D Members are not entitled to vote on any matter pertaining to the Company, the sale of the Company (whether in part or in whole), or the Company's business or affairs, or the winding up of Company's business or affairs, or any other matter under the Operating Agreement or this Amendment. Additionally, and without limiting the foregoing, no agreement, sale, acquisition, merger or other document shall be require any signature or other approval of any Class D Member and the same shall be fully binding on Class D Members as if they had voted with unanimous approval and/or signed a so-called "written consent in lieu of a meeting" unanimously approving the same.

3. **Non-Participating Liquidation Preference.** The Class D Members holding Class D Preferred Membership Units shall have a so-called "non-participating" preference solely upon a "Liquidation Event" (as defined below) over all holders of Class A, Class B and Class C Membership Units and over the holders of any other class of Membership Units that is junior to the Class D Preferred Membership Units for an amount equal to the greater of (i) the amount paid to Company for such Class D Preferred Membership Units minus any distributions actually paid to Class D Members prior to the Liquidation Event (but specifically excluding any declared or accrued but unpaid distributions), and (ii) the amount which such holder would have received if such holder's shares of Class D Preferred Membership Units were converted to Class C Membership Units immediately prior to such Liquidation Event. Thereafter, the holders of all

DocuSign Envelope ID: 15BA4D9E-C7A0-44AC-A7A4-60FD4A1A5F2C

other classes of Membership Units will be entitled to receive the remaining assets. The term "Liquidation Event" shall mean a merger, consolidation or sale of all or substantially all of the Company's assets, unless voted otherwise by a Majority Member Vote. In the event that distributions have been actually paid to Class D Members in an amount that is in total equal to or greater than the amount paid to purchase said Class D Preferred Membership Units, the liquidation preference over holders of Class A, Class B and Class C Membership Units and over the holders of any other class or series of Membership Units that is junior to the Class D Preferred Membership Units shall expire and the holders of Class D Preferred Membership Units will have the same rights as holders of Class C Membership Units in the event of a Liquidation Event. For the avoidance of doubt, Members holding both Class D Preferred Membership Units and Membership Units of another class shall have preference upon a Liquidation Event only for the Class D Preferred Membership Units such Member holds. Notwithstanding anything to the contrary, nothing in this Amendment or the Operating Agreement shall be construed to prevent or prohibit the Company from (i) altering any class of Membership, including, without limitation, making additions to the rights of existing classes of Membership; (ii) creating new classes of Membership, whether senior to Class D Members or otherwise; and/or (iii) converting Membership Units between classes.

4. **Amended Exhibit A.** The parties have attached a new and amended Exhibit A setting forth the Membership Units amended by this Amendment.

5. **Miscellaneous.** All terms and conditions of the Original Agreement and First Amendment not amended by this Amendment shall remain in full force and effect. All capitalized terms not defined in this Amendment shall have the meanings ascribed to such terms in the Original Agreement.

INTENDING TO BE BOUND, this Amendment, having been duly adopted by a Majority Member Vote, is entered into effective as of the date written above.

SOLE CLASS A MEMBER: Joshua Ellis

By: DocuSigned by: Joshua Ellis
5345C6A31D02490...

Joshua Ellis

COMPANY: Kindred Spirits Nashville, LLC

By: DocuSigned by: Joshua Ellis
5345C6A31D02490...

Joshua Ellis, Sole Director

EXHBIT A
CAPTIAL CONTRIBUTION, MEMBERSHIP INTEREST AND ADDRESS OF MEMBERS
as of February 23, 2023

Class A Members (3 votes per unit)

Name	*Membership Units*	Ownership %	Number of Votes
1) Joshua Ellis	200,000 units	20%	600,000 Votes
Class A Membership units held by Company in reserve (owned by Company):	*50,000 units (unassigned)*	*5% (unassigned)*	*150,000 Votes (unassigned)*

Current Outstanding Warrants of Class A Membership: (1) Matthew Poliseno: 50,000 units
TOTAL CLASS A MEMBERSHIP UNITS AUTHORIZED: 250,000

Class B Members (1 vote per unit)

Name	*Membership Units*	Ownership %	Number of Votes
1) Joshua Ellis	390,000	39%	390,000 Votes
2) Richard A. Pascucci, Jr.	20,000	2%	20,000 Votes
3) Stephen Miles	25,000	2.5%	25,000 Votes
4) Benjamin Yager Bowman	10,000	1%	10,000 Votes
5) Michael Jeffrey Henke	10,000	1%	10,000 Votes
6) Fortress SPV	10,000	1%	10,000 Votes
7) Robert and David Brown	30,000	3%	30,000 Votes
Class B Membership units held by Company in reserve (owned by Company):	*55,000 units (unassigned)*	*5.5% (unassigned)*	*55,000 Votes (unassigned)*

TOTAL CLASS B MEMBERSHIP UNITS AUTHORIZED: 550,000

Class C Members (no voting rights)

Name	*Membership Units*	Ownership %
1) Bradley Ryan	100,000 units	10%
2) Mary Hyatt	26,000 units	2.6%
3) Shaun McKinley	20,000 units	2%
4) Boo Bunny Bear, LLC	20,000 units	2%
5) Luke Sutton	1,000 (pending)	0.1%
Class C Membership units held by Company in reserve (owned		

by Company):	*3,000 units (unassigned)*	*0.3% (unassigned)*

TOTAL CLASS C MEMBERSHIP UNITS AUTHORIZED: 170,000

Class D Members (no voting rights)(liquidation preference)

Name	*Membership Units*	Ownership %
1) Wefunder SPV	30,000 units (pending)	3%
Class D Membership units held by Company in reserve (owned by Company):	*0 units (unassigned)*	*0% (unassigned)*

TOTAL CLASS D MEMBERSHIP UNITS AUTHORIZED: 30,000